FROM:    Roger J. Wolf
                  Senior Vice President
                  Chief Financial Officer
                  (317) 293-5309


             HURCO ANNOUNCES EXPIRATION OF ITS ODD LOT TENDER OFFER


         INDIANAPOLIS, INDIANA, September 3, 2003 . . . Hurco Companies, Inc. (NASDAQ Symbol: HURC) today announced that its tender offer for the purchase of all shares of its common stock held by persons owning 99 or fewer shares as of the close of business on June 2, 2003 has expired. As of 5:00 p.m., New York City time, on Tuesday, September 2, 2003, the scheduled expiration date, the Company had accepted for purchase pursuant to the tender offer 7,171 shares of common stock.

         The Company will pay $3.35 for each share purchased in the tender offer.

         After giving effect to purchases pursuant to the offer, the Company will continue to have more than 300 stockholders of record.

         Hurco Companies, Inc. is an industrial technology company that designs and produces interactive computer controls, software and computerized machine tools for the worldwide metal cutting and metal forming industry. The end market for the Company's products consists primarily of independent job shops and short-run manufacturing operations within large corporations in industries such as the aerospace, defense, medical equipment, energy, transportation and computer equipment. The Company is based in Indianapolis, Indiana, and has sales, application engineering and service subsidiaries in High Wycombe, England; Munich, Germany; Paris, France; Milan, Italy; Shanghai, China and Singapore, along with manufacturing operations in Taiwan. Products are sold through independent agents and distributors in the United States, Europe and Asia. The Company also has direct sales forces in the United Kingdom, Germany, France, Italy, and Asia.